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                                                                                      Exhibit 12



                                         THE MAY DEPARTMENT STORES COMPANY AND SUBSIDIARIES
                                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                          FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 2, 2002


(Dollars in Millions)                                           Fiscal Year Ended
                                               Feb. 2,     Feb. 3,   Jan. 29,   Jan.30,   Jan.31,
                                                 2002        2001       2000      1999      1998

Earnings Available for Fixed Charges:
Pretax earnings from continuing operations     $1,144      $1,402     $1,523    $1,395    $1,279
Fixed charges (excluding interest
  capitalized and pretax preferred stock
  dividend requirements)                          406         406        346       344       363
Dividends on ESOP Preference Shares               (22)        (23)       (24)      (25)      (26)
Capitalized interest amortization                   8           8          7         7         6
                                                1,536       1,793      1,852     1,721     1,622

Fixed Charges:
Gross interest expense (a)                     $  396      $  395     $  340    $  339    $  353
Interest factor attributable to
  rent expense                                     32          28         22        21        23
                                                  428         423        362       360       376

Ratio of Earnings to Fixed Charges                3.6         4.2        5.1       4.8       4.3


(a)  Represents interest expense on long-term and short-term debt, ESOP debt and amortization of debt discount and debt issue expense.




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